      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                                 ---------------

                               CORE INDUSTRIES INC
                            (Name of Subject Company)

                                 ---------------

                                 UD NEVADA CORP.
                                       AND
                       UNITED DOMINION INDUSTRIES LIMITED
                                    (Bidder)

                                 ---------------

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                 ---------------

                                    218675106
                      (CUSIP Number of Class of Securities)

                                 ---------------

                             RICHARD L. MAGEE, ESQ.
                                    SECRETARY
                                 UD NEVADA CORP.
                       UNITED DOMINION INDUSTRIES LIMITED
                           2300 ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28202-6039
                            TELEPHONE: (704) 347-6800
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                    COPY TO:
                             STEPHEN M. LYNCH, ESQ.
                        ROBINSON, BRADSHAW & HINSON, P.A.
                            1900 INDEPENDENCE CENTER
                             101 NORTH TRYON STREET
                         CHARLOTTE, NORTH CAROLINA 28246
                            TELEPHONE: (704) 377-2536

                                 ---------------

 CUSIP No.   218675106              SCHEDULE 14D-1             Page 2 of 8 pages
           -------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           UD Nevada Corp.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           BK, WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                         [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada
--------------------------------------------------------------------------------
7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0
--------------------------------------------------------------------------------
8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
9          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0.0%
--------------------------------------------------------------------------------
10         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

 CUSIP No.   218675106             SCHEDULE 14D-1               Page  of 8 pages
           -------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           United Dominion Industries Limited
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           BK, WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                         [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Canada
--------------------------------------------------------------------------------
7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0
--------------------------------------------------------------------------------
8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
9          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0.0%
--------------------------------------------------------------------------------
10         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

         This Amendment No. 2 (this "Amendment No. 2") is to the Tender Offer Statement on Schedule 14D-1 (the "Statement") that relates to the offer by UD Nevada Corp., a Nevada corporation ("Purchaser") and an indirect wholly owned subsidiary of United Dominion Industries Limited, a corporation organized under the laws of Canada ("Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Core Industries Inc, a Nevada corporation, at a price of $25.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 2, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2) thereto, respectively. The Offer is scheduled to expire at 12:00 midnight, New York City time, on July 30, 1997, unless extended in accordance with the Offer to Purchase. The Statement was filed with the Securities and Exchange Commission on July 2, 1997.

         This Amendment No. 2 also constitutes an amendment to the Statement on
Schedule 13D with respect to the acquisition by Purchaser and Parent of beneficial ownership of the Shares. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

         Capitalized terms used in this Amendment No. 2 but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

ITEM 4. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Item 4 is hereby amended and supplemented by adding to the end thereof the following:

                  On July 18, 1997, Parent, United Dominion Holdings, Inc. and United Dominion Industries, Inc. entered into a $650,000,000 Second Amendment and Restatement of the Credit Agreement and Guaranty dated as of July 28, 1997 with Royal Bank of Canada, as Agent, and the financial Institutions named therein (the "Credit Agreement"). The Credit Agreement establishes the Five-Year Facility described in Section 9 of the Offer to Purchase. A copy of the Credit Agreement is filed as Exhibit (b)(2) hereto and is incorporated by reference herein. Parent will not enter into the Bridge Facility described in the Offer to Purchase. Working capital and borrowings under the Credit Agreement will be sufficient to fund the purchase of Shares in the Offer and payment for remaining Shares in the Merger.

ITEM 10.  ADDITIONAL INFORMATION.

         Item 10 is hereby amended and supplemented by adding to the end thereof the following:

                  The boldface paragraph appearing in Section 7 of the Offer to Purchase (the third paragraph on page 10) is hereby amended and restated to read as follows:

                           PROJECTED INFORMATION OF THIS TYPE IS BASED ON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THESE PROJECTIONS. THESE PROJECTIONS REFLECT NUMEROUS ASSUMPTIONS, ALL MADE BY MANAGEMENT OF

         THE COMPANY, WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS, ECONOMIC, MARKET AND FINANCIAL CONDITIONS AND OTHER MATTERS INCLUDING ASSUMED INTEREST EXPENSE AND EFFECTIVE TAX RATES CONSISTENT WITH HISTORICAL LEVELS FOR THE COMPANY, ALL OF WHICH ARE DIFFICULT TO PREDICT, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL AND NONE OF WHICH WERE SUBJECT TO APPROVAL BY PARENT OR PURCHASER. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS WILL BE REALIZED OR THAT ACTUAL RESULTS WILL NOT BE SIGNIFICANTLY HIGHER OR LOWER THAN THOSE SET FORTH ABOVE. IN ADDITION, THESE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS AND FORECASTS AND ARE INCLUDED IN THIS OFFER TO PURCHASE ONLY BECAUSE SUCH INFORMATION WAS MADE AVAILABLE TO PARENT BY THE COMPANY. NONE OF PARENT, PURCHASER OR THEIR FINANCIAL ADVISORS ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE FOREGOING PROJECTIONS. NONE OF PARENT, PURCHASER AND ANY OF THEIR FINANCIAL ADVISORS HAS MADE, OR MAKES, ANY REPRESENTATION TO ANY PERSON REGARDING THE INFORMATION CONTAINED IN THESE PROJECTIONS AND NONE OF THEM NOR THE COMPANY INTENDS TO UPDATE OR OTHERWISE REVISE THESE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THESE PROJECTIONS ARE SHOWN TO BE IN ERROR.

                  The initial clause contained in the first sentence of Section 14 of the Offer to Purchase (page 28) is amended and restated to read as follows (the remainder of such sentence, including the list of conditions to the Offer, is unchanged):

                           14. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (i) the Minimum Condition shall not have been satisfied prior to the Expiration Date, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or
         (iii) at any time on or after the date of the Merger Agreement, and prior to the Expiration Date, any of the following conditions shall exist:

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by adding the following:

         (a)(12)  Press release issued by Parent on July 29, 1997

         (b)(2) $650,000,000 Second Amendment and Restatement of the Credit Agreement and Guaranty, dated as of July 28, 1997, among Parent, United Dominion Industries, Inc. and United Dominion Holdings, Inc., as Obligors, the financial institutions named therein, as Banks, and Royal Bank of Canada, as Agent

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        UD NEVADA CORP.


                                        By:  /s/ GLENN A. EISENBERG
                                             ------------------------------
                                             Name: Glenn A. Eisenberg
                                             Title: Vice President


                                        By:  /s/ ROBERT P. MCKINNEY
                                             ------------------------------
                                             Name: Robert P. McKinney
                                             Title: Assistant Secretary

July 29, 1997

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     UNITED DOMINION INDUSTRIES LIMITED


                                     By:   /s/ GLENN A. EISENBERG
                                           ------------------------------
                                           Name: Glenn A. Eisenberg
                                           Title: Senior Vice President


                                     By:   /s/ ROBERT P. MCKINNEY
                                           ------------------------------
                                           Name: Robert P. McKinney
                                           Title: Assistant Secretary

July 29, 1997

                                  EXHIBIT INDEX



Exhibit
No.
---
(a)(1)*     Form of Offer to Purchase dated July 2, 1997

(a)(2)*     Form of Letter of Transmittal

(a)(3)*     Form of Notice of Guaranteed Delivery

(a)(4)* Form of Letter from Merrill Lynch, Pierce, Fenner & Smith Incorporated and Furman Selz LLC to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

(a)(5)* Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients

(a)(6)* Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)* Summary Advertisement as published in The Wall Street Journal on July 2, 1997

(a)(8)*     Press release issued by Parent on June 26, 1997

(a)(9)*     Press release issued by the Company on June 26, 1997

(a)(10)* Form of Letter from Putnam Investments to participants in Core Industries Inc 401(k) Plans, with transmittal instructions

(a)(11)*    Press release issued by Parent on July 23, 1997

(a)(12) Press release issued by Parent on July 29, 1997 (incorporated by reference to Exhibit (a)(14) to Amendment No. 4/Final to Schedule 14D-1 of Parent and UD Delaware Corp. with respect to Imo Industries Inc. dated July 29, 1997)

(b)(1)* Commitment letter dated June 24, 1997 from Royal Bank of Canada in favor of Parent and United Dominion Industries, Inc.

(b)(2) $650,000,000 Second Amendment and Restatement of the Credit Agreement and Guaranty, dated as of July 28, 1997, among Parent, United Dominion Industries, Inc. and United Dominion Holdings, Inc., as Obligors, the financial institutions named therein, as Banks, and Royal Bank of Canada, as Agent

(c)(1)* Agreement and Plan of Merger, dated as of June 25, 1997, among Parent, Purchaser and the Company

(c)(2)* Confidentiality Agreement dated October 2, 1996 between the Company and United Dominion Industries, Inc.

(c)(3)* Letter Agreement dated June 20, 1997 between the Company and Parent regarding payment of certain fees

-----------------------
*  Previously filed.